

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

John J. Gormally
Chief Executive Officer
Akers Biosciences, Inc.
201 Grove Road
Thorofare, New Jersey 08086

>   **Re: Akers Biosciences, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed December 15, 2017**
>   **File No. 333-221746**

Dear Mr. Gormally:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2017 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed December 15, 2017

Cover Page

1.   We note your revisions in response to our prior comment one. Please revise your disclosure further to clarify whether the underwriter will purchase common stock and warrants as a Class A Unit or have the option to purchase each security individually if the over-allotment option is exercised. In addition, please include the securities included in the over-allotment option in the registration fee table and have counsel account for these securities in the legal opinion filed as Exhibit 5.1.

Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Joseph Lucosky - Lucosky Brookman LLP